Via Facsimile and U.S. Mail
Mail Stop 6010

November 26, 2008

Mr. Joseph B.M. Streppel
Chief Financial Officer
AEGON N.V.
AEGONPLEIN 50
P.O. Box 85
The Hague P7 2501 CB

Re: AEGON N.V.
Form 20-F for Fiscal Year Ended December 31, 2007
File No. 1-10882

Dear Mr. Streppel:

       We have completed our review of your Form 20-F and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief